SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- With a copy to -

Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
April 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	45928H106	Page	2	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.8%

14	TYPE OF REPORTING PERSON

IN

Cusip No.	45928H106	Page	3	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.8%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	4	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.8%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	5	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.8%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	6	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.8%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	7	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY RE HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,230,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,230,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,230,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	8	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,230,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,230,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,230,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	9	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,435,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,435,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,435,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.9%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	10	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,682,237

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,682,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,682,237

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.1%

14	TYPE OF REPORTING PERSON

CO

Cusip No.	45928H106	Page	11	of	39	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,506,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,506,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,506,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.3%

14	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.
     The class of securities to which this statement relates is the shares (the “Shares”) of common stock, $0.01 par value, of International Coal Group, Inc., a Delaware corporation. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of International Coal Group, Inc. (“ICG”) is 300 Corporate Center Drive, Scott Depot, West Virginia 25560.

Item 2.	Identity and Background.
          This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	Odyssey Re Holdings Corp. (“OdysseyRe”), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. OdysseyRe is a holding Company. The principal business and principal office address of OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902;

7.	Odyssey America Reinsurance Corporation (“Odyssey America”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of OdysseyRe. The principal business of Odyssey America is reinsurance. The principal business and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

8.	United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

9.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Ave., Morristown, New Jersey 07962; and

10.	TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101.
Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe, Odyssey America, US Fire, North River or TIG that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H or I as the case may be, and such Annexes are incorporated herein by reference.
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The source of the funds for the Shares was cash on hand from existing investment portfolios. The purchase price for the Shares was approximately $92,744,528.25.

Item 4.	Purpose of Transaction.
The Shares have been acquired for investment purposes.
The Reporting Persons have the following plans and proposals:
(a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of ICG, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in ICG, including the price and availability of the securities of ICG, subsequent developments affecting ICG’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of ICG or may decide in the future to sell all or part of their investment in ICG;
(b) The Reporting Persons have no plans or proposals to cause ICG to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of ICG or any of its subsidiaries;
(c) The Reporting Persons have no plans or proposals to cause ICG or any of its subsidiaries to sell or transfer a material amount of assets;
(d) Except as described herein, the Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of ICG, whether through a change in the number or term of directors or otherwise. On April 2, 2008, Samuel A. Mitchell was appointed to ICG’s board of directors. Mr. Mitchell is a managing director of Hamblin Watsa Investment Counsel, a wholly-owned subsidiary of Fairfax;
(e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of ICG;
(f) The Reporting Persons have no plans or proposals to cause ICG to make any other material change in its business or corporate structure;

(g) The Reporting Persons have no plans or proposals to cause ICG to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of ICG by any person;
(h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of ICG to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
(i) The Reporting Persons have no plans or proposals to cause any class of equity securities of ICG to become eligible for termination or registration pursuant to Section 12(g) of the Exchange Act; and
(j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, or I, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ICG’s common shares held by the Reporting Persons other than each of the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
9.00% Convertible Senior Notes due 2012
On July 27, 2007, Fairfax purchased $15.0 million aggregate principal amount, Odyssey America purchased $7.5 million aggregate principal amount and TIG purchased $7.5 million aggregate principal amount of ICG’s 9.00% Convertible Senior Notes due 2012 (the “Notes”) in

ICG’s private placement of $225 million aggregate principal amount of Notes. The Notes are convertible into cash and, if applicable, Shares based on an initial conversion rate, subject to adjustment, of 163.8136 Shares per $1,000 principal amount of Notes. Upon conversion, in lieu of Shares, for each $1,000 principal amount of Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value, determined in the manner set forth in the indenture (the “Indenture”) governing the Notes. If the conversion value exceeds $1,000, ICG will also deliver, at its election, cash or Shares or a combination of cash and Shares for the conversion value in excess of $1,000. The Notes become convertible on February 1, 2012 and will be convertible until the close of business on the business day immediately preceding August 1, 2012. The Notes may become convertible earlier than February 1, 2012 upon the occurrence of certain trigger events, as set forth in the Indenture.
Registration Rights Agreement
Fairfax expects to enter into a Registration Rights Agreement with ICG, pursuant to which Fairfax will have the right to request that ICG effect the registration of all or part of the Shares held by Fairfax and its affiliates, subject to certain limitations.
The descriptions in this Item 6 of the Notes and the Indenture are qualified in their entirety by reference to the Indenture, which has been filed as an Exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
The following is filed herewith as an exhibit:
Ex. 1:	Joint filing agreement dated as of April 14, 2008 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.

Ex. 2:	Indenture, dated as of July 31, 2007, among International Coal Group, Inc., the Guarantors named therein and The Bank of New York Trust Company, N.A. (incorporated by reference to the Current Report on 8-K of ICG filed with the Commission on July 31, 2007)

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	Odyssey Re Holdings Corp.
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	Odyssey America Reinsurance Corporation
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	United States Fire Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	The North River Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008	TIG Insurance Company
	By:	/s/ William J. Gillett
		Name:	William J. Gillett
		Title:	President

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of Odyssey Re Holdings Corp.

F	Directors and Executive Officers of Odyssey America Reinsurance Corporation

G	Directors and Executive Officers of United States Fire Insurance Company

H	Directors and Executive Officers of The North River Insurance Company

I	Directors and Executive Officers of TIG Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

David Johnston (Director)	President and Vice-Chancellor, University of Waterloo St. Clements, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Paul Murray (Director)	President, Pine Smoke Investments Toronto, Ontario Canada	Canadian

Greg Taylor (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (Vice Chairman)	President and Chief Executive Officer, Fairfax Inc. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew Barnard (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Anthony J. Narciso, Jr. (Senior Vice President and Controller)	Senior Vice President and Controller, Odyssey Re Holdings Corp.	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Donald L. Smith (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Peter M. Bennett (Director)	Deputy Chairman, Aon Re Canada 150 King Street West Suite 1900 Toronto, Ontario M5H 1J9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Patrick W. Kenny (Director)	President and Chief Executive Officer, International Insurance Society 101 Murray Street New York, NY 10007	United States

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of the United States 1615 H Street, NW Washington, DC 20062	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul M. Wolff (Director)	Partner, Williams & Connolly LLP 725 Twelfth St., N.W. Washington, D.C. 20005	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (President and Director)	Executive Vice President, Odyssey Re Holdings Corp	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James E. Migliorini (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Senior Vice President and General Counsel and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Dennis C. Gibbs (Chairman, Chief Executive Officer and Director)	Chairman, Chief Executive Officer and Director, TIG Insurance Company c/o Riverstone Resources LLC 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United States

William J. Gillett (President and Director)	President and Director, TIG Insurance Company	United States

Charles G. Ehrlich (Senior Vice President and Director)	Senior Vice President, Secretary and General Counsel, Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Richard F. Coerver IV (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Exhibit Index

Exhibit No.	Description

Ex. 1:	Joint filing agreement dated as of April 14, 2008 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.

Ex. 2:	Indenture, dated as of July 31, 2007, among International Coal Group, Inc., the Guarantors named therein and The Bank of New York Trust Company, N.A. (incorporated by reference to the Current Report on 8-K of ICG filed with the Commission on July 31, 2007)